April 17, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attention:	Karl Hiller John Cannarella Jenifer Gallagher

Re:	SEC Comment Letter dated February 20, 2014 Green Mountain Coffee Roasters, Inc. Form 10-K for the Fiscal Year Ended September 28, 2013 Filed November 20, 2013 File No. 001-12340

Dear Messrs. Hiller and Cannarella and Ms. Gallagher:

On March 21, 2014, Keurig Green Mountain, Inc. (formerly Green Mountain Coffee Roasters, Inc.) (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) a response to the comments of the Staff of the Commission received during our phone conversation on March 10, 2014 that pertains to the Company’s Annual Report on Form 10-K for the year ended September 28, 2013 (the “Form 10-K”), which was filed with the Commission on November 20, 2013 Set forth below is the expanded response of the Company to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received during our subsequent phone conversation on April 3, 2014.

EXPANDED RESPONSE

Please describe how the Company analyzes its change in portion pack net revenues.

For each reporting period, the Company reviews the changes in portion pack net revenues including the impact of volume, net price realization and portion pack product mix.

The change related to volume is derived by taking the change in volume of total portion pack units during the current period compared to the prior period multiplied by the average selling price (ASP) of total portion packs during the prior period.  This dollar change is then divided into the prior year portion pack net revenues to calculate the percentage point increase or decrease from change in volume.

C/P Volume – P/P Volume = Δ Volume x P/P ASP = $X

$X / P/P Net Revenues = % Δ in Net Sales due to Volume

The change related to net price realization is the change in net sales if portion pack product mix were held constant to the prior period.  This is derived by the change in the current period average selling price of an item compared to the prior period average selling of that item multiplied by the item’s prior period % of total units (i.e., mix %) times the current period’s total units (TU).    Any items not in both prior period and current period (e.g., new items or discontinued items) are eliminated in this calculation to not impact the calculation of average selling price.

(C/P Item ASP – P/P Item ASP) x (P/P Item Mix% x C/P TU) = $X

The change related to portion pack product mix is the change in net sales if all ASP’s were held constant to the prior period.  This is derived by calculating the change in an item’s current period % of total units (i.e., mix %) multiplied by the current period’s total units multiplied by the difference between the current period average selling price of the item and the average selling price of the current period total of all units.

((C/P Item Mix % – P/P Item Mix%) x C/P TU) x (C/P Item ASP – C/P TU ASP) = $X

For example, the Company’s first quarter of fiscal 2014’s Management’s Discussion and Analysis stated the increase in pack net sales was driven by a 12 percentage point increase in sales volume, offset by a 2 percentage point decrease due to net price realization and a 2 percentage point decrease due to pack product mix. We will add prospectively additional information to help explain any material impacts contributing to the change in pack product mix such as “The Company experienced a higher percentage of its portion pack sales in its lower price tiers across its various channels, which have lower than average selling prices and expects this mix shift to continue in the near-term due to the competitive environment including unlicensed lower-priced portion pack products.

As discussed with the Staff, the Company is providing certain information supplementing the expanded response (the “Supplemental Information”)  separately as a supplemental submission under Rule 12b-4 under the Exchange Act. The Company requests that the information be returned to it in accordance with Rule 12b-4 and requests confidential treatment of these materials pursuant to Rule 83 of the Commission’s Rules of Practice.

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The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filings, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you should have any questions about this letter or require any further information, please call the undersigned at (802) 488-2500.

Very truly yours,

/s/ Frances G. Rathke

Frances G. Rathke
Chief Financial Officer & Treasurer
Keurig Green Mountain, Inc.